

10035525

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 48346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLARY INVESTMENT AND INSURANCE PLANNING CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

43 BELMONT STREET (MAILING: P.O. BOX 275, N. EASTON, MA 02356)
(No. and Street)

SOUTH EASTON	MA	02375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT N. CLARY (508) 238-8868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MALLOY, LYNCH, BIENVENUE, LLP
(Name – *if individual, state last, first, middle name*)

99 LONGWATER CIRCLE, SUITE 200	NORWELL	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/19/2010

OATH OR AFFIRMATION

I, ROBERT N. CLARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARY INVESTMENT AND INSURANCE PLANNING CORP., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Clary
Signature

PRESIDENT
Title

Joselyn Snyder
Notary Public MCE 04/07/2011

This report ** contains (check all applicable boxes):
- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (O) Independent Auditor's Report on Internal Control Required by SEC., Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

MLB **Malloy, Lynch, Bienvenue, LLP**
Certified Public Accountants & Advisors

99 Longwater Circle, Suite 200, Norwell, MA 02061
Telephone (781) 871-5850 Fax (781) 871-5840

9 Baystate Court, Brewster, MA 02631
Telephone (508) 255-2240 Fax (508) 255-2351
Internet: www.mlbcpa.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Clary Investment and Insurance Planning Corp.

We have audited the accompanying statements of financial condition of Clary Investment and Insurance Planning Corp. (the Company) as of December 31, 2009 and 2008, and the related statements of income, changes in retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clary Investment and Insurance Planning Corp. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Malloy, Lynch, Bienvenue LLP

February 23, 2010



Malloy, Lynch, Bienvenue, LLP
Certified Public Accountants & Advisors

99 Longwater Circle, Suite 200, Norwell, MA 02061
Telephone (781) 871-5850 Fax (781) 871-5840

9 Baystate Court, Brewster, MA 02631
Telephone (508) 255-2240 Fax (508) 255-2351
Internet: www.mlbcpa.net

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Clary Investment and Insurance Planning Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Clary Investment and Insurance Planning Corp. (the Company), as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g), (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rue 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiencies is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detect by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Malloy, Lynch, Bienvenue LLP

February 23, 2010

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
Cash	$ 16,095	$ 19,046
Commissions receivable	16,770	4,708
Total Assets	$ 32,865	$ 23,754

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Commissions payable	$ 9,224	$ 2,356
Payroll taxes payable	3,958	3,712
Miscellaneous payables	965	1,365
Total Liabilities	14,147	7,433
Stockholder's Equity		
Common stock, no par value, 200,000 shares authorized issued and outstanding, 200 shares	6,200	6,200
Additional paid-in capital	1,000	1,000
Retained Earnings	11,518	9,121
Total Stockholder's Equity	18,718	16,321
Total Liabilities and Stockholder's Equity	$ 32,865	$ 23,754

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Revenues		
Commissions	$ 228,871	$ 283,440
Interest	83	79
	228,954	283,519
Expenses		
Commissions	97,452	109,118
Salaries	26,497	35,160
Fees	5,735	5,190
Legal and Accounting	9,456	10,662
Insurance	1,545	2,027
Payroll and miscellaneous taxes	2,855	3,896
Rent	7,200	7,200
Branch revenue allocation expense	75,395	121,307
Pension expense	333	2,467
Other	89	150
	226,557	297,177
Net Income	$ 2,397	$ (13,658)

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Balance at beginning of year	$ 9,121	$ 32,779
Add:		
Net Income	2,397	(13,658)
Less:		
S. Corporation distributions		(10,000)
Balance at end of year	$ 11,518	$ 9,121

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	**2008**
Cash flows from operating activities		
Net Income (loss)	$ 2,397	$ (13,658)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
(Increase) Decrease in commissions receivable	(12,062)	27,541
Increase (Decrease) in commissions payable	6,868	(16,730)
(Decrease) Increase in other payables	(154)	1,800
Net cash used by operating activities	(2,951)	(1,047)
Cash flows from financing activities		
S Corporation dividend distributions		(10,000)
Net cash used by financing activities		(10,000)
Net (decrease) in cash	(2,951)	(11,047)
Cash at beginning of year	19,046	30,093
Cash at end of year	$ 16,095	$ 19,046

The accompanying notes are an integral part of these financial statements.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Clary Investment and Insurance Planning Corp. (Corporation) is incorporated in the state of Massachusetts and is engaged exclusively in the business of providing securities brokerage services relating to redeemable mutual fund shares, and variable annuities.

The Corporation prepares its financial statements on the accrual basis and, as such records commission income and expenses on a trade date basis.

The Corporation has elected to file its tax returns as an S corporation and, as such, no recognition for income taxes is recorded by the corporation, but rather taxable income is passed through and reported by the individual stockholder.

The Corporation contributed $795 and $1,055 under its Simple Retirement Plan for 2009 and 2008, respectively.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES EXCHANGE COMMISSION REQUIREMENTS

The Corporation is exempt (under SEC Rule 15c3-3(k)(1)) from the special reserve bank account requirements of SEC Rule 15c3-3 as it does not engage in any activity under which customer funds or securities are put at risk.

However, under SEC Rule 15c3-1(a)(2)(vi), the Corporation must maintain net capital (as computed in Schedule I) of not less than $5,000.

3. RENT EXPENSE

The Corporation entered into an agreement to rent office space belonging to the lessor at 43 Belmont Street, South Easton, Massachusetts for $600 per month. The Corporation is currently a tenant at will. Rent expense was $7,200 for the year related thereto.

4. BRANCH REVENUE ALLOCATION

The Corporation entered into a joint marketing agreement for securities brokerage and insurance services with Dean Cooperative Bank (Branch). This agreement authorizes certain registered representatives, of the Corporation, to operate under the Corporation's license within the Branch's facilities. Revenue sharing payments are made to the Branch in an amount equal to 80% of net commissions with respect to security transaction, and 80% of net commissions generated with respect to variable life insurance and variable annuity transactions. These payments, totaling $75,395 and $121,307 for 2009 and 2008, respectively for the year, to Dean Cooperative Bank have been classified as branch revenue allocation expense.

5. SUBSEQUENT EVENTS

The Company's management has evaluated all subsequent events through February 23, 2010, the date the financial statements were available to be issued.

CLARY INVESTMENT AND INSURANCE PLANNING CORP.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

NET CAPITAL	
Total stockholder's equity	$ 18,718
Deduct stockholder's equity not allowable for net capital	
	18,718
Add:	
A. Allowable subordinated liabilities	
B. Other deductions and allowable credits	
Total capital and allowable credits	18,718
Deductions and (or) charges	
A. Non-allowable assets	
Organization costs and equipment	
B. Aged fails-to-deliver	
C. Aged short security differences	
D. Secured demand note deficiency	
E. Commodity future contract	
F. Other deductions	
Net Capital before haircuts on security positions	18,718
Haircuts on securities	
A. Contractual securities commitments	
B. Subordinated debt	
C. Trading and investment securities	
D. Undue concentrations	
E. Other	
Net Capital	$ 18,718
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition	$ 14,147
Items not included in Statement of Financial Condition	
Total aggregate indebtedness	$ 14,147
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 943
Minimum dollar requirement	5,000
Net capital requirement	5,000
Excess net capital	13,718
Percentage of aggregate indebtedness to net capital	76%

RECONCILIATION WITH CORPORATION'S COMPUTATION

The above computation of net capital and net capital requirements agrees with that originally submitted by the Corporation.

Other required supplementary information, including computation for determination of reserve requirements, information relating to possession or control requirements pursuant to Rule 15c3-3 and schedule of segregation requirements, are not applicable.